EXPENSE LIMITATION AGREEMENT

Forum Funds

c/o Atlantic Fund Administration

Three Canal Plaza, Suite 600

Portland, ME 04101

March 18, 2022

Spears Abacus Advisors LLC

147 East 48th Street

New York, NY 10017

Dear Mr. Morgenthau:

Pursuant to this Expense Limitation Agreement (the “Agreement”), Spears Abacus Advisors LLC (the “Adviser”) agrees to limit its investment advisory fee and reimburse expenses (including acquired fund fees and expenses) as necessary to ensure that the net annual operating expenses, (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for the The BeeHive Fund (the “Fund”) do not exceed 0.99% per annum (the “Expense Limitation”) through April 30, 2023 (the “Limitation Period”). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund’s total operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) to exceed (a) the Expense Limitation, or (b) the expense cap in place at the time the fees/expenses were waived or reimbursed; and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the “Board”) and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund. Unless otherwise amended or terminated, this Agreement will terminate on April 30, 2023.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Jessica Chase
Jessica A. Chase
Title:	President

The foregoing Agreement is hereby accepted as of the date first written above.

Spears Abacus Advisors LLC

By:	/s/ Robert P. Morgenthau
Name:	Robert P Morgenthau
Title:	Principal

Signature page to the Expense Limitation Agreement